DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6141

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG



File No. ~~82-5134~~

February 16, 2005

82-34645
SUPPL

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


RECD S.E.C.
FEB 16 2005
1086

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summary of the following document: Letter to the CONASEV dated February 10, 2005 relating to Relevant Facts.

2. Fourth quarter (October-December 2004) earnings results for Telefónica Móviles Perú Holding S.A.A. and subsidiaries.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

PROCESSED
MAR 01 2005


THOMSON
FINANCIAL

(Enclosure)

English Summary for Telefónica Móviles Perú Holding S.A.A.

–Letter to the CONASEV dated February 10, 2005:

The Board of Directors, at the meeting on February 10, 2005, released the Company's financial report for the fourth quarter of 2004 and made plans for the mandatory Annual Shareholders' Meeting.

–Fourth quarter earnings results for Telefónica Móviles Perú Holding S.A.A. and subsidiaries.

Telefónica

Telefónica Móviles Perú Holding S.A.A.

FREE TRANSLATION

San Isidro, February 10, 2005

TM-925-A-110- 05

Attn:
Stock Exchange Public Registry
Comisión Nacional del Mercado de Valores (the Peruvian Securities Commission or "CONASEV")

Re: Relevant Facts

Dear Sirs:

In accordance with article 28 of the Peruvian Capital Markets Law and as established in CONASEV Resolution No. 107-2002-EF/94.10 regarding Meterial Information, Reserved Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica Móviles Perú Holding S.A.A. hereby informs you that at the Board Meeting of February 9, 2005, the Board approved the Company's consolidated and unconsolidated financial statements for the fourth quarter of 2004 and presented this information to the Comisión Nacional Supervisora de Empresas y Valores (the "Peruvian Securities Commission" or CONASEV), the Lima Stock Exchange and other relevant stock market institutions.

The Board has further decided to delegate to any one of the Board President, CEO, Board Secretary and the Representative to the Stock Exchange authority to decide the date, place and time of the mandatory Annual Shareholders' Meeting, establish the agenda to be followed in each session, fix dividend and record dates, formulate the corresponding motions, publish notice of the meetings and, in general, adopt the necessary measures for the meetings to proceed.

Furthermore, as of the present time, the Board of Telefónica Móviles Perú Holding S.A.A. has agreed to delegate power of authority to the CEO of the Company to represent it in the upcoming General Shareholders' Meeting, in which the merge between Telefónica Móviles S.A.C. and Comunicaciones Móviles del Perú S.A. will be decided.

With nothing further at this time, we remain yours.

Sincerely,

ELIZABETH GALDO MARIN
Representative to the Stock Exchange
Telefónica Móviles Perú Holding S.A.A.

Telefónica

Resultados Trimestrales

Telefónica Móviles Perú Holding S.A.A. y subsidiaria

Octubre – Diciembre 2004

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde octubre de 2004:

1) El 21 de octubre de 2004 el Directorio de la Sociedad aprobó los estados financieros de la sociedad, individuales y consolidados, correspondientes al tercer trimestre de 2004 y dispuso su presentación a la Comisión Nacional Supervisora de Empresas y Valores (CONASEV), a la Bolsa de Valores de Lima (BVL) y demás instituciones del mercado de valores que correspondan.

2) El 28 de octubre de 2004, Telefónica Móviles S.A., accionista mayoritaria de la sociedad, cerró la adquisición de la operadora de telefonía móvil de Bellsouth en Perú.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Discusión y análisis de los resultados del cuarto trimestre y 12 meses finalizados el 31 de diciembre de 2004

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

En el 4T04, el Producto Bruto interno (PBI) habría crecido alrededor de 6% con lo que, el PBI se habría expandido en cerca de 5% en el 2004 y acumularía catorce trimestres consecutivos de crecimiento. Como en anteriores trimestres, las exportaciones fueron el componente más dinámico debido al favorable entorno internacional. Dentro de las exportaciones destacan las mayores ventas tanto de productos tradicionales (minerales, harina de pescado) como no tradicionales (textiles, productos agrícolas). Por el lado sectorial, continuó sobresaliendo el desempeño de los sectores no primarios, en especial la manufactura. Dentro de los sectores primarios, los más dinámicos fueron la pesca e hidrocarburos tras el inicio del proyecto de gas de Camisea en junio pasado.


PBI
(Var. % respecto del mismo trimestre del año anterior)
7.0
6.0
5.0
4.0
3.0
2.0
I-03
II
III
IV
I-04
II
III
IV (e)

Por su parte, la inflación fue de 0,25% en el 4T04, tasa similar a la del trimestre previo. Con este resultado, la inflación en los últimos 12 meses descendió desde 4,03% en setiembre a 3,48% en diciembre. Así, el índice de precios al consumidor cerró el 2004 con su registro más alto de los últimos cuatro años, pero dentro del rango objetivo del Banco Central de Reserva (BCR) (1,5%-3,5%). En el año se evidenciaron presiones inflacionarias debido a importantes "shocks" de oferta: la sequía que afectó el precio de los productos agrícolas y el incremento de la cotización internacional del petróleo. La apreciación de la moneda nacional ayudó a que se cumpliera la meta de inflación en el 2004.

En el 4T04, la moneda nacional continuó con su tendencia apreciatoria y se fortaleció 1,8%. El tipo de cambio cerró el año en niveles de S/.3,283 por dólar, lo que significó una apreciación de 5,2%. La fortaleza de las cuentas externas (superávit comercial y cuenta corriente casi equilibrada) junto con un paulatino proceso de desdolarización y la tendencia global del dólar a depreciarse, son los principales factores que explicaron la tendencia apreciatoria. El BCR compró cerca de US$1 000 millones sólo en el 4T04 y acumuló en el año compras por US$2 340 millones (monto similar a todo el superávit comercial del 2004). Según algunos analistas, sin estas intervenciones, la apreciación del Nuevo Sol habría sido mayor. Las compras del BCR elevaron las Reservas Internacionales Netas a un récord de US$12 631 millones (15 meses de importaciones) a fines del 2004.

En noviembre, la clasificadora de riesgo Fitch elevó la calificación de la deuda soberana de largo plazo en moneda extranjera de BB- a BB, con lo que ésta se ubica a dos niveles del grado de inversión. La revisión se sustentó en la tendencia descendente del déficit fiscal y el crecimiento económico observado. En junio, Standard and Poor's (S&P) elevó la calificación también en un nivel a BB. Ambas clasificadoras asignan una categoría de "estable" al panorama de la economía peruana. Favorecido por la tendencia regional y las buenas noticias provenientes de Fitch y S&P, el riesgo país llegó a ubicarse en diciembre en niveles históricamente bajos.

Resultados del Ejercicio

Al cierre del 2004, el mercado de telefonía móvil en el Perú registró un crecimiento de 40% en relación a diciembre de 2003, alcanzando 4,1 millones de usuarios, en el que Telefónica Móviles obtuvo una participación de 51,9%. Así, la penetración de telefonía móvil al cierre del 4T04 se estima en 14,7%, es decir 4 p.p. mayor que en diciembre de 2003.

En el último trimestre del 2004, Telefónica Móviles continuó con una activa estrategia comercial que le permitió alcanzar 2,1 millones de clientes (41,0% más que en diciembre 2003), liderando el crecimiento del mercado durante los 12M04. A diciembre del 2004, los clientes prepago representaron el 82,5% del total, mostrando un incremento de 45,1% respecto a diciembre de 2003. Por su parte, los clientes post pago (17,5% de la estructura de clientes) aumentaron su número en 24,5% en el mismo periodo.

Los ingresos por operaciones alcanzaron S/. 258 millones en el 4T04, lo que representa una reducción de 3,8% respecto del mismo período del año anterior, explicada principalmente por la disminución de los ingresos por interconexión (-13%), producto de la reducción del tráfico desde redes fijas y la reducción de la tarifa Fijo-Móvil Residencial en 5,7% implantada por el Organismo Regulador desde finales de julio 2004. Este efecto fue, en parte, contrarrestado por los mayores ingresos por servicio medido, principalmente los ingresos por tráfico prepago (aumento de 36% en relación al 4T03).

En términos acumulados, los ingresos de operación ascendieron a S/. 1010 millones durante los 12M04, menores en 0,6% con respecto a los S/. 1016 millones de los 12M03. Los rubros que registraron mayores incrementos fueron los ingresos por tráfico saliente contrato y por tráfico saliente prepago -producto de las campañas realizadas durante todo el año para promover la activación de tarjetas- y los ingresos por datos, que observaron el crecimiento más alto, siendo 70% mayores a los registrados a diciembre del 2003. Estos efectos fueron contrarrestados por la reducción de los ingresos por interconexión (-13%), debido principalmente a la reducción de tráfico desde la red fija y las menores tarifas de interconexión.

Por otro lado, los gastos operativos ascendieron a S/. 235 millones en el 4T04 (3,4% por debajo con respecto del 4T03), debido a una menor comisión de gerenciamiento (disminución de S/. 22 millones), contrarrestado por mayores gastos de gestión (incremento de S/. 12 millones), principalmente en el rubro de costo de equipos y accesorios y comisiones como consecuencia del incremento de la base de clientes.

En términos acumulados, los gastos operativos registraron un incremento de 7,3%, de S/. 903 millones en los 12M03 a S/. 969 millones en los 12M04, explicado por mayores gastos de gestión (incremento de S/. 97 millones) aunque parcialmente contrarrestados por menores comisiones de gerenciamiento (disminución de S/. 32 millones). Al igual que en el trimestre, el incremento del gasto de gestión fue consecuencia de la mayor actividad comercial, lo que se refleja en el aumento de 49% en el costo de equipos y accesorios en los 12M04 y en el incremento de 48% en las comisiones a distribuidores.

Así, durante el 4T04 el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) alcanzó S/. 86 millones, 3,8% menor al mismo trimestre del año anterior. De este modo, el margen EBITDA se situó en 33,4% igual al 4T03. Por otro lado, el resultado operativo del 4T04 fue de S/. 22,5 millones, mientras que en el 4T03 se registró S/. 24,4 millones, por lo que el margen operativo se redujo de 9,1% en el 4T03 a 8,8% en el 4T04.

Al cierre de los 12M04, el EBITDA alcanzó los S/. 291 millones, menor en 21,3% con respecto a los 12M03. El margen EBITDA fue de 28,8% frente al 36,4% registrado durante los 12M03. Por su parte, el resultado operativo se redujo en 63,5% de S/. 114 millones en los 12M03 a S/. 42 millones en el mismo periodo del 2004, por el mayor gasto de gestión.

Asimismo, el resultado no operativo en el 4T04 aumentó al pasar de una pérdida de S/. 3 millones en el 4T03 a una utilidad de S/. 0,1 millones, debido principalmente al efecto positivo del REI o corrección monetaria (de S/. -1,2 millones en el 4T03 a S/. 0,9 millones en el 4T04).

En términos acumulados, el resultado no operativo registró una ganancia de S/. 6,1 millones en los 12M04, frente a la pérdida de S/. 16,6 millones registrada en los 12M03. Esto se explica, básicamente, por el efecto

positivo del REI (pasó de una pérdida de S/. 6,9 millones en los 12M03, a una ganancia de S/.11 millones en los 12M04).

Finalmente, la utilidad neta del 4T04 fue de S/. 6,4 millones, menor en S/. 8,7 millones que la del 4T03. En términos acumulados, el resultado neto registró una utilidad de S/. 4,2 millones, menor en 93% a la utilidad registrada durante los 12M03 (S/.60,2 millones), debido principalmente a los menores resultados operativos.

Balance General

La liquidez operativa (medida por el ratio de activo corriente sobre pasivo corriente) se mantuvo constante en 0.72 tanto en el 3T04 como en el 4T04. Por otro lado, el activo fijo neto se incrementó en 1,3% en el 4T04 respecto del 3T04, ya que se registraron S/. 75 millones de adiciones de activo fijo, mientras que se reconocieron S/. 60 millones de depreciación.

Considerando que el patrimonio neto es de S/. 939 millones al cierre del 4T04, el ratio de endeudamiento patrimonial (deuda / (deuda + patrimonio)) se ubicó en 3,3% ligeramente superior al del trimestre anterior (3.2%), pero menor en 18 pp al registrado en el 4T03 debido a la amortización de la deuda financiera con Telefónica del Perú S.A.A..

Asimismo, el ratio EBITDA sobre gastos financieros netos mejoró notablemente al pasar de 38,5 veces en 12M03 a 58,8 veces en los 12M04, debido a la reducción de los gastos financieros netos en 48,4%, por la menor deuda y la reducción del costo financiero. Del mismo modo, en términos trimestrales, el ratio EBITDA sobre gastos financieros netos del 4T04 mejoró a 104,2 veces comparado con 49,7 veces del 4T03, debido a la disminución de los gastos financieros netos en 54%.

TABLA 1
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
ESTADO DE RESULTADOS CONSOLIDADOS AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2004
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T03		4T04		Var. Abs. 4T04-4T03	Var. % 4T04-4T03	12M03		12M04		Var. Abs. 12M04-12M03	Var. % 12M04-12M03
		%		%		%		%		%		%
Ingresos Operativos	267,626	**100.0**	257,504	**100.0**	-10,122	**-3.8**	1,016,433	**100.0**	1,010,168	**100.0**	-6,265	**-0.6**
Gastos Operativos	243,216	**90.9**	234,951	**91.2**	-8,265	**-3.4**	902,661	**88.8**	968,613	**95.9**	65,952	**7.3**
Gastos de Interconexión	24,377	**9.1**	27,675	**10.7**	3,298	**13.5**	89,264	**8.8**	97,476	**9.6**	8,212	**9.2**
Gastos de Personal	14,764	**5.5**	13,752	**5.3**	-1,012	**-6.9**	60,756	**6.0**	55,572	**5.5**	-5,184	**-8.5**
Gastos de Gestión	109,981	**41.1**	122,158	**47.4**	12,177	**11.1**	377,709	**37.2**	474,839	**47.0**	97,130	**25.7**
Comisión de Gerenciamiento	19,008	**7.1**	-3,110	**-1.2**	-22,118	**-116.4**	76,324	**7.5**	44,039	**4.4**	-32,285	**-42.3**
Tributos y Cánones	8,870	**3.3**	10,644	**4.1**	1,774	**20.0**	36,600	**3.6**	43,411	**4.3**	6,811	**18.6**
Provisiones	1,745	**0.7**	288	**0.1**	-1,457	**-83.5**	9,490	**0.9**	3,977	**0.4**	-5,513	**-58.1**
Depreciación y Amortización	65,062	**24.3**	63,544	**24.7**	-1,518	**-2.3**	255,807	**25.2**	249,299	**24.7**	-6,508	**-2.5**
Trabajo para el Inmovilizado	-591	**-0.2**	0	-	591	**-100.0**	-3,289	**-0.3**	0	-	3,289	**-100.0**
Resultado Operativo	24,410	**9.1**	22,553	**8.8**	-1,857	**-7.6**	113,772	**11.2**	41,555	**4.1**	-72,217	**-63.5**
EBITDA	89,472	**33.4**	86,097	**33.4**	-3,375	**-3.8**	369,579	**36.4**	290,854	**28.8**	-78,725	**-21.3**
Otros Ingresos (Gastos)												
Ingresos Financieros	1,600	**0.6**	278	**0.1**	-1,322	**-82.6**	4,744	**0.5**	928	**0.1**	-3,816	**-80.4**
Gastos Financieros	-3,399	**-1.3**	-1,104	**-0.4**	2,295	**-67.5**	-14,342	**-1.4**	-5,877	**-0.6**	8,465	**-59.0**
Otros Ingresos - Gastos Neto	10	**0.0**	10	**0.0**	0	**0.0**	-143	**-0.0**	88	**0.0**	231	**-161.5**
Corección Monetaria - REI	-1,230	**-0.5**	927	**0.4**	2,157	**-175.4**	-6,922	**-0.7**	11,002	**1.1**	17,924	**-258.9**
Resultado No Operativo	-3,019	**-1.1**	111	**0.0**	3,130	**-103.7**	-16,663	**-1.6**	6,141	**0.6**	22,804	**-136.9**
Resultado antes de Impuestos y Paticipac.	21,391	**8.0**	22,664	**8.8**	1,273	**6.0**	97,109	**9.6**	47,696	**4.7**	-49,413	**-50.9**
Participación de los Trabajadores	-1,952	**-0.7**	-4,394	**-1.7**	-2,442	**125.1**	-10,961	**-1.1**	-11,944	**-1.2**	-983	**9.0**
Impuestos	-4,369	**-1.6**	-11,867	**-4.6**	-7,498	**171.6**	-25,949	**-2.6**	-31,566	**-3.1**	-5,617	**21.6**
Resultado Neto	15,070	**5.6**	6,403	**2.5**	-8,667	**-57.5**	60,199	**5.9**	4,186	**0.4**	-56,013	**-93.0**

TABLA 2
TELEFÓNICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA
BALANCE GENERAL CONSOLIDADO AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2004 (1)
(Fin de Período)

ACTIVO

	4T04	3T04	2T04	1T04	4T03
ACTIVO CORRIENTE					
Caja y bancos	98,955	33,156	44,816	8,640	138
Cuentas por cobrar comerciales, netas	78,469	71,555	72,038	71,030	88,312
Cuentas por cobrar a empresas relacionadas	1,677	6,617	6,261	44,429	181,987
Otras cuentas por cobrar	26,466	22,991	11,385	3,316	34,138
Materiales y suministros	56,046	62,495	66,766	37,185	49,691
Gastos pagados por anticipado	6,589	6,929	7,356	5,652	2,088
Total activo corriente	268,202	203,743	208,622	170,252	356,354
Inmuebles, planta y equipo	2,443,307	2,368,341	2,334,906	2,318,065	2,306,949
Depreciación acumulada	(1,311,668)	(1,251,566)	(1,192,568)	(1,137,048)	(1,071,501)
	1,131,639	1,116,775	1,142,338	1,181,017	1,235,448
Intangibles, neto	34,743	31,132	34,077	37,326	34,516
TOTAL ACTIVO	1,434,584	1,351,650	1,385,037	1,388,595	1,626,318

PASIVO Y PATRIMONIO NETO

	4T04	3T04	2T04	1T04	4T03
PASIVO CORRIENTE					
Cuentas por pagar comerciales	161,469	118,930	168,644	143,347	210,866
Cuentas por pagar a empresas relacionadas	146,733	126,784	116,804	45,621	46,907
Otras cuentas por pagar	61,397	33,591	25,767	44,405	51,601
Porción corriente de las deudas a largo plazo	3,003	2,700	2,864	83,245	237,951
Total pasivos corriente	372,602	282,005	314,079	316,618	547,325
DEUDAS A LARGO PLAZO	29,029	30,488	32,657	33,816	35,454
OTRAS CUENTAS POR PAGAR A LARGO PLAZO	74,653	-	-	-	-
Impuesto a la renta y participación de los trabajadores diferido	19,273	44,183	44,227	45,065	46,349
PATRIMONIO NETO					
Capital social	379,687	379,687	379,687	379,687	379,687
Capital adicional	402,427	464,776	464,776	464,776	464,776
Reserva legal	15,691	15,272	15,272	15,272	15,272
Resultados acumulados	141,222	135,239	134,339	133,361	137,455
TOTAL PATRIMONIO NETO	939,027	994,974	994,074	993,096	997,190
TOTAL PASIVO Y PATRIMONIO NETO	1,434,584	1,351,650	1,385,037	1,388,595	1,626,318

(1) Los datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).